April 10, 2020

Benjamin M. Locke
Chief Executive Officer
Tecogen Inc.
45 First Avenue
Waltham, MA 02451

       Re: Tecogen Inc.
           Registration Statement on Form S-3
           Filed April 6, 2020
           File No. 333-237582

Dear Mr. Locke:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or, in his absence,
Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:    Neil R.E. Carr